Financial Results
For the Six Months Ended September 30, 2007

October 29, 2007

Nippon Yusen Kabushiki Kaisha (NYK Line)

Security Code: 9101
Listings: The First Section of Tokyo, Osaka and Nagoya Stock Exchanges
URL: http://www.nyk.com
Head Office: Tokyo Japan
Representative: Koji Miyahara, President
Contact: Yuji Isoda, General Manger, IR Group Tel: +81-3-3284-5986

Satoshi Hoshino, General Manager, Corporate Communication Group
Tel: +81-3-3284-5058

Submit scheduled date of Financial Report December 27, 2007
Start scheduled date of paying Dividends November 26, 2007

(Amounts rounded down to the nearest million yen)

1. Consolidated Financial Results for the Six Months Ended September 30, 2007
(April 1, 2007 to September 30, 2007)

(1) Operating Results

(Percentage figures shown interim versus previous interim)

	Revenues		Operating income		Income before extraordinary items	
	million yen	%	million yen	%	million yen	%
Six months ended September 30, 2007	1,256,677	19.3	90,668	92.4	93,181	90.5
Six months ended September 30, 2006	1,053,643	17.1	47,133	-41.5	48,908	-38.3
Year Ended March 30, 2007	2,164,279	-	104,941	-	107,534	-

	Net income		Net income per share	Net income per share – fully diluted
	million yen	%	yen	yen
Six months ended September 30, 2007	54,989	86.1	44.77	42.49
Six months ended September 30, 2006	29,550	-38.9	24.10	-
Year Ended March 30, 2007	65,037	-	52.99	-

Equity in income or loss of unconsolidated subsidiaries and affiliates:
Six months ended September 30, 2007: ¥5,944 million
Six months ended September 30, 2006: ¥1,607 million
Year ended March 31, 2007: ¥5,522 million


07028672

(2) Financial Position

	Total assets	Net Assets	Shareholders' equity ratio	Net Asset per share
	million yen	million yen	%	yen
Six months ended September 30, 2007	2,325,167	742,760	30.0	568.01
Six months ended September 30, 2006	1,983,557	643,411	30.4	490.85
Year Ended March 31, 2007	2,135,441	700,717	30.8	534.90

Shareholders' Equity
Six months ended September 30, 2007: ¥697,591 million
Six months ended September 30, 2006: ¥603,094 million
Year ended March 31, 2007: ¥ 657,088 million

(3) Cash Flow Position

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	million yen	million yen	million yen	million yen
Six months ended September 30, 2007	69,129	-163,305	91,731	86,840
Six months ended September 30, 2006	30,891	-114,047	86,654	83,496
Year Ended March 31, 2007	86,229	-178,043	97,363	87,709

2. Dividends

<table>
<tr><th rowspan="2">Date of record</th><th colspan="3">Dividend per share</th></tr>
<tr><th>Interim</th><th>End of term</th><th>Full year</th></tr>
<tr><td></td><td>yen</td><td>yen</td><td>yen</td></tr>
<tr><td>Year ended March 31, 2007</td><td>9.00</td><td>9.00</td><td>18.00</td></tr>
<tr><td>Year ending March 31, 2008</td><td>12.00</td><td></td><td rowspan="2">24.00</td></tr>
<tr><td>Year ending March 31 2008 (Estimate)</td><td></td><td>12.00</td></tr>
</table>

3. Forecast of consolidated Earnings for the Year Ending March 31, 2008

(April 1, 2007 to March 31, 2008)
(Percentage figures shown full year versus previous year.)

	Revenues	Operating income	Income before extraordinary items	Net income	Net income per share
	million yen	million yen	million yen	million yen	yen
Full year	2,540,000 17.4%	182,000 73.4%	180,000 67.4%	111,000 70.7%	90.38

4. Others

(1)Changes of important subsidiaries in the period
(Changes of specific subsidiaries with that of the scope of consolidation): None

(2)Changes of policy, procedure and indication of accounting in Interim Consolidated Financial Statements.

1.Changes with revised Method of accounting: Yes
2.Changes without no.1: Yes
Remarks: Refer to page 25 of this document of Significant Information Regarding the Preparation of Interim Consolidated Financial Statement.

(3)Total issued shares (Ordinary shares)
1.Total issued and outstanding at the end of the period (including treasury stocks)
Six months ended September 30, 2007: 1,230,188,073 shares
Six months ended September 30, 2006: 1,230,188,073 shares
Year Ended March 31, 2007: 1,230,188,073 shares

2.Number of treasury stock at the end of the period
Six months ended September 30, 2007: 2,054,685 shares
Six months ended September 30, 2006: 1,505,743 shares
Year Ended March 31, 2007: 1,760,881 shares

Remarks: Refer to page 29 of this document for Information per share.

(Reference)

1. Non-consolidated Financial Results for the Six Months Ended September 30, 2007

(April 1, 2007 to September 30, 2007)

(1) Operating Results

(Percentage figures shown interim versus previous interim)

	Revenues		Operating income		Income before extraordinary items		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Six months ended September 30, 2007	633,801	19.1	44,451	115.6	55,495	107.6	37,092	80.2
Six months ended September 30, 2006	532,246	16.4	20,618	-50.5	26,738	-42.0	20,578	-24.9
Year Ended March 31, 2007	1,070,180	-	46,403	-	52,430	-	38,172	-

	Net income per share
	yen
Six months ended September 30, 2007	30.20
Six months ended September 30, 2006	16.78
Year Ended March 31, 2007	31.10

(2) Financial Position

	Total assets	Net Asset	Shareholders' equity ratio	Net Assets per share
	million yen	million yen	%	yen
Six months ended September 30, 2007	1,314,344	515,713	39.2	419.90
Six months ended September 30, 2006	1,144,162	466,366	40.8	379.55
Year Ended March 31, 2007	1,237,635	494,085	39.9	402.20

Shareholders' equity
Six months ended September 30, 2007: ¥ 515,713 million
Six months ended September 30 2006: ¥ 466,366 million
Year ended March 31, 2007: ¥ 494,085 million

2. Forecast of Non-consolidated Earnings for the Year Ending March 31, 2008

(April 1, 2007 to March 31, 2008)

(Percentage figures shown full year versus previous year.)

	Revenues	Operating income	Income before extraordinary items	Net income	Net income per share
	million yen	million yen	million yen	million yen	yen
Full year	1,280,000 19.6%	88,000 89.6%	99,000 88.8%	68,000 78.1%	55.37

Prerequisites for forecasts: Foreign exchange rate (for the third and fourth quarters): ¥113/US$
Bunker oil price (for the third and fourth quarters): US$430/MT

* The above forecast incorporates certain assumptions the Company regarded as rational expectations at the time this report was announced. Actual results could differ materially from those projected figures. Refer to the attachment for assumptions and other matters related to the forecast.

1. Operating Results

(1) Analysis of Operating Results

①Interim Operating Results

For the first half of the fiscal year, NYK posted interim consolidated revenues of ¥1,256.6 billion, compared with ¥1,053.6 billion for last year's interim, operating income of ¥90.6 billion, compared with ¥47.1 billion last year's interim, income before extraordinary items of ¥93.1 billion, compared with ¥48.9 last year's interim, and interim net income of ¥54.9 billion, compared with ¥29.5 last year's interim.

(Billions of yen)

	Half year ended September 30, 2006	Half year ended September 30, 2007	Change	Percentage change
Revenues	1,053.6	1,256.6	203.0	19.3 %
Costs and expenses	903.5	1,041.0	137.5	15.2 %
Selling, general and administrative expenses	102.9	124.9	21.9	21.3 %
Operating income	47.1	90.6	43.5	92.4 %
Income before extraordinary items	48.9	93.1	44.2	90.5 %
Net income	29.5	54.9	25.4	86.1 %

(Figures in the above table are rounded down to the nearest 100 million yen)

(Overview)

Overall, consolidated revenues climbed 19.3% on last year's interim result, reflecting substantial revenue growth in the shipping segment, composed of liner trade and bulk shipping. This growth was due to an expanded fleet size, which facilitated an increase in the volume of cargo handled, the recovery of freight rates for container transport to a certain level, and unprecedented, high levels of demand in the market for dry bulk carrier transport. Increases experienced in non-shipping segments, such as the logistics, terminal and harbor transport, and cruises segments, also played a part. Meanwhile, we were able to limit the increase in costs and expenses to 15.2% despite upward pressure from surging bunker oil prices and other factors. This saw operating income climb 92.4%, or ¥43.5 billion, compared to last year's interim result, and the ratio of operating income to revenues rose 2.7 percentage points from 4.5% to 7.2%. Although interest expenses increased, interest and dividend income and equity in earnings of unconsolidated subsidiaries and affiliates grew, causing income before extraordinary items to advance 90.5%, or ¥44.2 billion. After accounting for extraordinary gains and losses, interim net income finished up 86.1%, or ¥25.4 billion, compared with last year.

The impact of the fluctuations in foreign exchange rates and bunker oil prices on income before extraordinary items is summarized in the following table:

	Half year ended September 30, 2006	Half year ended September 30, 2007	Change	Impact
Average exchange rate	¥115.26/US$1.00	¥119.64/US$	Yen down ¥4.38	¥4.4 billion
Average bunker oil price	US$336.04/MT	US$349.89/MT	Price up US$13.85	△¥2.4 billion

Notes:

1. A ¥1 change in the exchange rate against the dollar has an annualized impact of around ¥2.0 billion on income before extraordinary items.
2. A US$1 change per metric ton in the price of bunker oil has an effect of changing annual income before extraordinary items by approximately ¥350 million.

Exchange Rate Changes


400
375
350
325
300
275
250
225
200
175
150
125
100
03/04
03/10
04/04
04/10
05/04
05/10
06/04
06/10
07/04

Changes in Bunker Fuel Prices


135
130
125
120
115
110
105
100
95
90
03/04
03/10
04/04
04/10
05/04
05/10
06/04
06/10
07/04

Segment Information

(Figures in the above table are rounded down to the nearest 100 million yen)

(Billions of yen)

	Revenues				Operating income			Income before extraordinary items		
	Half year ended September 30, 2006	Half year ended Sptember 30, 2007	Change	Percentage change	Half year ended September 30, 2006	Half year ended Sptember 30, 2007	Change	Half year ended September 30, 2006	Half year ended Sptember 30, 2007	Change
Liner trade	290.6	330.9	40.3	13.9 %	△ 4.7	7.6	12.4	△ 4.8	7.7	12.5
Bulk shipping	370.5	488.8	118.2	31.9 %	47.1	78.2	31.1	46.6	80.1	33.4
Logistics	227.7	260.7	33.0	14.5 %	6.7	7.4	0.7	7.2	7.9	0.7
Terminal and Harbor	62.2	76.8	14.6	23.5 %	3.7	4.8	1.0	2.4	4.1	1.6
Cruise	24.2	26.2	2.0	8.4 %	4.1	5.2	1.1	3.8	5.1	1.2
Air Cargo Transportation	48.5	49.3	0.7	1.6 %	△ 10.6	△ 13.4	△ 2.8	△ 8.4	△ 14.0	△ 5.5
Real Estate	5.7	5.5	△ 0.2	△ 4.8 %	1.5	1.5	△0.0	1.9	1.9	△0.0
Other	90.2	93.4	3.2	3.5 %	△ 0.9	△ 0.9	△0.0	0.1	0.2	0.0

Liner Trade

The freight market performed solidly on all liner routes, and this resulted in a recovery of freight rates to a certain degree on European routes. On the other hand, although certain factors, such as further increases in bunker oil prices, put a squeeze on revenues and expenses, we enjoyed significant year-on-year growth in both revenues and profits by successfully reducing fuel costs and other outgoings and improving operational efficiency.

Bulk Shipping

Car Carrier Division

Car carrier transport volume benefited from continued buoyancy in freight markets, and demand continued to outstrip shipping capacity. Under these conditions, we strove to implement efficient shipping schedules and to procure shipping space from other carriers, and, alongside these efforts, the completion of six new large vessels also assisted us in maintaining a stable supply of shipping transport services.

Dry Bulk Carrier Division

Demand for dry bulk carrier transport achieved unprecedented highs, benefiting from a rise in transport volumes for items such as iron and steel ores, coal, grains, steel materials, and cement due to vigorous demand from fast-growing economies such as China. Against this background of historical high market, we made progress in concluding new long-term contracts, mainly for large vessels, with domestic and overseas customers, and we also benefited from strong conditions primarily in the market for small to medium-sized bulk carriers. This saw divisional performance far outstrip interim figures for last year.

Tanker Division

Despite steady demand from China for imports of crude oil, transport volume growth failed to materialize due to high inventory levels in the U.S. and Europe and reduced OPEC production. Along with stagnation in the market for crude oil tanker services, demand loosened to weaker levels for petroleum product carriers as well. However, the operation of crude oil tankers, LPG carriers and LNG carriers under long-term contracts continued to perform favorably, and overall the division produced results comparable with interim figures for last year.


Fluctuations in Tramper Freight Rates
in B.D.I. (B.F.I)
Baltic Freight Index
1985.1.4.= 1000
B.D.I.
10500
9500
8500
7500
6500
5500
4500
3500
2500
1500
500
2003
2004
2005
2006
2007
Year

Period: April 2003—September 2007


Freight Rate(Maximum) for VLCCs
from Middle East to Japan
World Scale
370
320
270
220
170
120
70
20
2003
2004
2005
2006
2007
Year

Period: April 2003—September 2007

Logistics

NYK Logistics is working steadily to expand capacity in order to meet the logistics needs of its customers, with a primary focus on those in automobile, retail, and manufacturing industries. Operational efficiency has taken hold particularly in Europe, Asia, and China, and the division is making strong progress in developing its business in Eastern Europe, Russia, India, Vietnam, and other locations. Amid continued vigorous competition in the Japanese market, Yusen Air & Sea Service Co., Ltd. posted results that were largely comparable with last year's interim figures as a result of stronger sales efforts as well as favorable performances by overseas subsidiaries. Overall, the logistics segment produced strong revenue and profit growth over last year's interim results.

Terminal and Harbor Transport

Revenues and profits were substantially higher than last year's interim figures due to increased container handling volume at terminals in Japan and overseas.

Cruise

The seat load factor remained strong in the U.S. market, and we achieved favorable passenger numbers in the Japanese market as well, despite typhoons affecting business slightly. Overall, results for the segment exceeded those for the previous interim term.

Air Cargo Transportation
Interim performance for Nippon Cargo Airlines Co., Ltd. was lower compared with last year due to factors including weak market conditions, mainly for freight originating from Japan, temporary reductions in fleet size in conjunction with equipment and aircraft renewals, and increases in bunker oil prices.

Real Estate Business and Other Services
The real estate business worked to lift occupancy rates for offices and residential properties and to maintain and raise rent levels. Elsewhere, in the trading business, favorable sales of ship equipment and machinery for new vessels were maintained, and overall, other segment saw revenues and profits exceed last year's interim performance.

② Full-Year Outlook (Revision of Full-Year Performance Forecasts)
Given the strong results posted for the first half of the fiscal year and high levels of activity in the market for dry bulk carrier services, the performance outlook for the this fiscal year has been revised as detailed below.

Full-year forecasts were revised upwards, and NYK now expects revenues of ¥2,540.0 billion, operating income of ¥182.0 billion, income before extraordinary items of ¥180.0 billion, and net income of ¥111.0 billion.

(Billions of yen)

Outlook for the fiscal year ending March 2008		Revenues		Operating income		Income before extraordinary items		Net income	
		Consol.	Non-consol.	Consol.	Non-consol.	Consol.	Non-consol.	Consol.	Non-consol.
Full-year	Previous	2,410.0	1,200.0	153.0	69.0	155.0	81.0	100.0	55.0
	Revisions	2,540.0	1,280.0	182.0	88.0	180.0	99.0	111.0	68.0
	Change	130.0	80.0	29.0	19.0	25.0	18.0	11.0	13.0
	Percentage change	5.4%	6.7%	19.0%	27.5%	16.1%	22.2%	11.0%	23.6%

Assumptions:
Exchange rate: ¥113/US$ for the second half.
Bunker oil prices: US$430/metric ton for the second half.

Despite further increases in bunker oil prices, full-year results for the shipping segment are anticipated to be even higher as a result of high levels of activity, greatly exceeding previous expectations, in the dry bulk carrier market, and a strong freight market for the liner trade, led primarily by activity on European and Central and South American routes. The logistics, terminal and harbor transport, cruises and real estate segments are all performing largely according to initial expectations, but factors such as weakness in the market for cargo originating from Japan and rising bunker oil prices are expected to affect the air freight segment. Given these considerations, full-year performance forecasts have been revised as detailed above.

(2) Review of Financial Position

① Assets, Liabilities, and Shareholders' Equity
At the end of the interim period, total assets stood at ¥2,325.1 billion, an increase of ¥189.7 billion from the end of the previous fiscal year. This was primarily due to an increase in current assets of ¥47.2 billion, reflecting an increase in trade receivables in conjunction expansions in the scale of our operations, and an increase in non-current assets of ¥142.2 billion due to an aggregate ¥ 136.3 billion increase in vessels and construction in progress, mainly attributable to fleet enhancement related investments, along with a ¥6.3 billion rise in investment securities. Total liabilities grew ¥147.6 billion to ¥1,582.4 billion. This was primarily due to an increase in interest-bearing debt of ¥119.7 billion resulting from increases in corporate bonds issued, long-term debt and commercial paper, although these effects were offset somewhat by a reduction in short-term loans. Net equity capital, the aggregate of shareholders' equity of ¥540.4 billion and valuation and translation adjustments, came in at ¥697.5 billion, and adding minority interests of ¥45.1 billion to this resulted in total net assets of ¥742.7 billion. This resulted in a debt-equity ratio of 1.45.

② Cash Flows

			(Billions of yen)
	Half year ended September 30, 2006	Half year ended September 30, 2007	Change
Net cash provided by operating activities	30.8	69.1	38.2
Net cash provided by (used in) investing activities	△ 114.0	△ 163.3	△ 49.2
Net cash provided by (used in) financing activities	86.6	91.7	5.0
Effect of exchange rate changes on cash and cash equivalents	0.5	0.7	0.1
Net increase (decrease) in cash and cash equivalents	4.0	△ 1.7	△ 5.7
Cash and cash equivalents at the beginning of the year	78.4	87.7	9.2
Increase in cash and cash equivalents due to change in consolidation scope	0.9	0.7	△ 0.1
Net increase in cash and cash equivalents merger to at consolidated subsidiaries	-	0.0	0.0
Net increase (decrease) in cash and cash equivalents at the beginning of the year due to changes to financial reporting period at consolidated subsidiaries	△0.0	-	0.0
Cash and cash equivalents at the end of the halfyear	83.4	86.8	3.3

Net cash provided by operating activities was ¥69.1 billion, ¥38.2 billion more than for the interim period last year, mainly reflecting higher net income before taxes and minority interests. Net cash provided by investing activities was △ ¥163.3 billion, a ¥49.2 billion decline from last year's interim figure. This primarily reflects increased outflows for the acquisition of non-current assets, mainly accounted for by investments in vessels. Net cash provided by financing activities was ¥91.7, ¥5.0 higher than for the interim period last year, primarily due to increased proceeds from long-term debt, despite a reduction in short-term loans. As a result, cash and cash equivalents decreased by ¥1.7 billion during the period. After taking into account adjustments due to changes in the scope of consolidation, the balance of cash and cash equivalents stood at ¥86.8 billion at the end of the interim period, a decline of ¥0.8 billion from the start of the fiscal year.

Trends in cash flows over time are illustrated in the following table:

		March 31, 2005	March 31, 2006	March 31, 2007	September 30, 2006	September 30, 2007
1	Capital adequacy ratio	29.0	30.6	30.8	30.4	30.0
2	Capital adequacy ratio at market price	53.4	46.7	54.4	44.5	59.3
3	Cash flows vs ratio of interest-bearing debt (years)	3.6	5.5	10.3	-	-
4	Interest coverage ratio	10.4	8.5	5.0	4.1	7.2

1. Capital adequacy ratio: shareholders' equity/total assets
2. Capital adequacy ratio at market price: total market capitalization/total assets
3. Cash flows vs ratio of interest-bearing debt(years): interest-bearing debt/cash flow from operating activities
4. Interest coverage ratio: cash flow from operating activities/interest payment

Notes:

1. All indices are calculated using consolidated figures.
2. Cash flow indices are computed using cash flows from operating activities as reported in the consolidated cash flow statements. Interest-bearing debt consists of all interest-bearing liabilities included in liabilities on the balance sheet. Interest payments are based on the interest payments in the consolidated statements of cash flows.

(3) Basic Policy on Profit Distribution and Dividends for the Current Period

NYK Line places the highest priority on the return of profits to shareholders, and the Company's basic policy is to consistently maintain a stable dividend payment. In determining dividend levels, the Company takes into consideration the outlook with respect to its business results, the dividend payout ratio, and the level of retained earnings required to finance further expansions of the shipping, logistics and other related businesses while fortifying the Company against future changes in market conditions. On the basis of this policy, we have decided on a higher interim dividend and a revised year-end dividend forecast for the fiscal year ending March 31, 2008. The details appear below.

The reasons for an increased interim dividend and a changed forecast for the year-end dividend
Taking into account the Company's overall financial condition, interim financial performance and forecast performance for the full fiscal year, for the current fiscal year we intend to pay a year-end dividend of ¥12.00 per share, combined with an interim dividend of ¥12.00 per share, resulting in an annual dividend of ¥24.00 per share

	Dividend per share		
	Interim	Year-end	Annual
Current revision and forecast	¥12.00	¥12.00	¥24.00
Previous forecast (July 26, 2007)	¥9.00	¥9.00	¥18.00
For reference: Year ended March 31, 2007 (actual)	¥9.00	¥9.00	¥18.00

2. The Group Overview

The NYK Group (the Group) consists of the reporting company (Nippon Yusen Kabushiki Kaisha (NYK Line), the Company), 655 consolidated subsidiaries and 72 affiliates accounted for by the equity method. The Group's companies are classified into eight business segments which are liner trade, bulk shipping, logistics, terminal and harbor transport services, cruises, real estate business, air cargo transportation and other services. The segments' main businesses and Group companies engaging in respective businesses are as follows:

	Lines of Business	Relation with the Company
Liner Trade	The Company and its related companies provide international shipping services using liner ships for freights and charter fees as major revenue sources.	☆Tokyo Senpaku Kaisha, Ltd. ☆NYK-Hinode Line, Ltd. ☆NYK Line (Japan) Ltd. ☆NYK Line (North America) Inc. ☆Astarte Carriers, Ltd.
Bulk Shipping	The Company and its related companies provide international shipping services using bulkers, specialized carriers and tankers, etc. for freights, charter fees and vessel service commissions as major revenue sources.	☆NYK Global Bulk Corporation ☆Kinkai Yusen Logistics Co., Ltd. ☆Hachiuma Steamship Co., Ltd. ☆Asahi Shipping Co., Ltd. ☆Camellia Line Co., Ltd. ☆Pacific Maritime Corporation ☆Geneq Corporation ☆NYK Bulkship (Atlantic) N.V. ☆Saga Shipholding (Norway) AS ☆NYK Bulkship (Asia) Pte. Ltd. ☆NYK Reefers Ltd. ☆NYK Bulkship (USA) Inc. ☆NYK Bulkship (Europe) LTD. *Shinwa Kaiun Kaisha, Ltd. *Kyoei Tanker Co., Ltd. *Taiheiyo Kaiun Co., Ltd. *United European Car Carriers B.V. ☆Adagio Maritima S.A.
Logistics	The Company and its related companies globally operate warehousing and cargo transport/handling business, providing a comprehensive logistics service network integrating sea, earth and air freight services.	☆Yusen Air & Sea Service Co., Ltd ☆UNI-X Corporation ☆Yusen Koun Co., Ltd. ☆Asahi Unyu Kaisha, Ltd. ☆NYK Logistics (Americas) Inc. ☆NYK Logistics (UK) Ltd. ☆New Wave Logistics (USA) Inc. ☆Yusen Air & Sea Service (USA) Inc. ☆NYK Logistics (China) Co., Ltd. ☆NYK Logistics (Deutchland) Gmbh ☆NYK Logistics (Hong Kong) Ltd. ☆NYK Logistics (Thailand) Co., Ltd. ☆NYK Logistics (Belgium) N.V. ☆NYK Logistics (Australia) Pty. Ltd. ☆NYK Logistics (Czech Republic) S.P.A.
Terminal & Harbor Transport	The Company and its related companies engage in container terminals business and harbor transport services in Japan and overseas	☆UNI-X Corporation ☆Nippon Container Terminals Co., Ltd. ☆Geneq Corporation ☆Asahi Unyu Kaisha, Ltd. ☆Nippon Container Yuso Co., Ltd. ☆Nippon Kaiyosha, Ltd. ☆Kaiyo Kogyo Co., Ltd. ☆NYK Terminals (North America) Inc. ☆Yusen Terminals Inc.

Cruise	The Company's related companies own luxury cruise ships and operate cruise business in the U.S. and Japan.	☆NYK Cruises Co., Ltd. ☆Crystal Cruises, Inc.
Air Cargo Transportation	The Company's related companies engage in air cargo transportation.	☆Nippon Cargo Airlines Co., Ltd.
Real Estate	The Company and its related companies engage in rental, management and sales of real estate.	☆Yusen Real Estate Corp.
Other	The Company's related companies engage in a wide variety of businesses including cargo shipping agency business, tugboat business, ship related machinery and instrumentation wholesaling, transport related ancillary services, information processing, oil wholesaling and travel services.	☆NYK Trading Corporation ☆NYK Systems Research Institute ☆Sanyo Trading Co., Ltd. ☆Yusen Travel Co., Ltd.

(Note) Companies with the "☆" symbol are consolidated subsidiaries. Companies with the "*" symbol are affiliates accounted for by the equity method.
Yusen Air & Sea Service Co., Ltd., a consolidated subsidiary, is listed on the first section of the Tokyo Stock Exchange.

Diagram of the Group's Business Structure



Customers
The Company - NYK Line -
Liner trade and Bulk shipping
Liner trade
Ocean cargo
☆Tokyo Senpaku Kaisha, Ltd.
☆NYK-Hinode Line, Ltd.
Ship Owning and Chartering
☆Astarte Carriers, Ltd. and other
Shipping Agency
☆NYK Line(Japan) Ltd.
☆NYK Line(North America) Inc.
and other
and other
Bulk shipping
Ocean/Coast cargo shipping
☆NYK Global Bulk Corporation
☆Kinkai Yusen Logistics Co., Ltd.
☆Hachiuma Steamship Co., Ltd.
☆NYK Bulkship (Atlantic) N.V.
☆NYK Bulkship (Asia) Pte. Ltd
☆NYK Reefers Ltd. and other
Ship Owning and Chartering
☆Adagio Maritime S.A. and other
and other
Logistics
☆Yusen Air & Sea Service Co., Ltd.
☆Yusen Koun Co., Ltd
☆NYK Logistics(America) Inc.
☆New Wave Logistics(USA) Inc.
☆Yusen Air & Sea Services(USA) Inc. and other
☆UNI-X Corporation
☆Asahi Unyu Kaisha, Ltd.
☆NYK Logistics(UK) Inc.
Terminal and Harbor Transport
☆UNI-X Corporation
☆Geneq Corporation
☆Nippon Container Yuso Co., Ltd
☆NYK Terminals(North America) Inc.
☆Nippon Kaiyosha, Ltd.
☆Nippon Container Terminals Co., Ltd.
☆Asahi Unyu Kaisha, Ltd.
☆Kaiyo Kogyo Co., Ltd.
☆Yusen Terminals Inc. and other
Cruise
☆NYK Cruises Co., Ltd.
☆Crystal Cruises, Inc. and other
Air Cargo Transportation
☆Nippon Cargo Airlines and other
Real Estate
☆Yusen Real Estate Corp. and other
Other
Information Processing
☆NYK Systems Research Institute and other
Travel Agency
☆Yusen Travel Co., Ltd. and other
Wholesaling or Ship Machinery and Furniture
☆Sanyo Trading Co., Ltd. and other
Wholesaling of Oil Products
☆NYK Trading Corporation
and other
Flow of Services
☆ Consolidated Companies

3. Management Policy

There is no significant change from the content disclosed in the latest Business Report (Issue date May 9, 2007).

The said Business Report (Issue date May 9, 2007) can be seen via following URL.

(NYK Corporate Home Page)

http://www.nyk.com/english/

4. Interim Consolidated Financial Statements
(1) Interim Consolidated Balance Sheets

(In million yen)

	As of March 31, 2007 (A)		As of September 30, 2007 (B)		(B) - (A)	As of September 30, 2006	
	Amount	%	Amount	%	Amount	Amount	%
Assets							
I. Current assets							
1. Cash and time deposits	92,285		91,428		-856	86,943	
2. Notes and accounts receivable-trade	232,252		281,296		49,043	223,648	
3. Marketable securities	2,265		2,283		17	2,172	
4. Inventories	38,639		47,156		8,516	36,320	
5. Deferred/prepaid expenses	58,142		61,497		3,354	49,063	
6. Deferred tax assets	3,415		4,920		1,505	4,062	
7. Other	118,182		104,003		-14,178	125,687	
8. Allowance for doubtful accounts	-5,213		-5,407		-193	-5,299	
Total current assets	539,971	25.3	587,179	25.2	47,208	522,599	26.3
II. Non-current assets							
[Tangible non-current assets]							
1. Vessels	471,987		550,992		79,005	448,402	
2. Buildings and structures	82,125		85,001		2,876	74,759	
3. Aircraft	19,764		18,783		-980	25,074	
4. Machinery, equipment and vehicles	40,778		43,393		2,614	27,026	
5. Equipment and fixtures	8,026		8,611		585	7,312	
6. Land	64,339		64,337		-2	64,357	
7. Construction in progress	251,807		309,162		57,354	221,939	
8. Other	7,498		7,629		130	5,808	
Total tangible non-current assets	946,328	44.3	1,087,912	46.8	141,583	874,680	44.1
[Intangible non-current assets]							
1. Leasehold	2,189		2,175		-13	2,124	
2. Software	30,731		31,690		959	29,273	
3. Goodwill	31,688		31,021		-666	17,660	
4. Other	6,537		7,149		612	6,325	
Total intangible non-current assets	71,146	3.3	72,037	3.1	891	55,384	2.8
[Investments and other assets]							
1. Investment securities	454,303		460,654		6,350	417,609	
2. Long-term loans	17,900		14,105		-3,794	18,221	
3. Deferred tax assets	9,244		10,937		1,693	7,551	
4. Other	99,036		92,132		-6,904	87,362	
5. Allowance for doubtful accounts	-4,055		-1,654		2,401	-1,503	
Total investments and other assets	576,429	27.0	576,174	24.8	-254	529,241	26.7
Total non-current assets	1,593,903	74.6	1,736,124	74.7	142,221	1,459,305	73.6
III. Deferred Assets	1,566	0.1	1,862	0.1	295	1,652	0.1
Total assets	2,135,441	100.0	2,325,167	100.0	189,725	1,983,557	100.0

	As of March 31, 2007 (A)		As of September 30, 2007 (B)		(B) - (A)	As of September 30, 2006	
	Amount	%	Amount	%	Amount	Amount	%
Liabilities							
I. Current liabilities							
1. Notes and accounts payable-trade	197,015		231,601		34,585	188,773	
2. Current portion of long-term corporate bonds	21,000		22,000		1,000	800	
3. Short-term loans	285,187		249,707		-35,480	244,852	
4. Commercial paper	-		16,000		16,000	37,000	
5. Income tax payable	25,046		30,855		5,809	18,837	
6. Deferred tax liabilities	3,877		6,930		3,052	1,372	
7. Advances received	61,545		58,911		-2,634	56,844	
8. Employees' bonuses accrued	9,576		9,234		-342	8,694	
9. Directors' bonuses accrued	520		231		-289	180	
10. Other	93,280		79,914		-13,365	76,135	
Total current liabilities	697,050	32.6	705,386	30.4	8,335	633,491	32.0
II. Long-term liabilities							
1. Bonds	167,334		226,300		58,965	188,369	
2. Long-term debt	417,231		496,448		79,216	390,343	
3. Deferred tax liabilities	87,503		86,412		-1,091	74,481	
4. Reserve for employees' retirement benefits	17,479		17,501		22	17,679	
5. Reserve for directors' retirement benefits	2,597		2,316		-280	2,171	
6. Reserve for periodic dry docking of vessels	3,338		4,078		739	2,787	
7. Other	42,188		43,963		1,774	30,821	
Total long-term liabilities	737,673	34.6	877,020	37.7	139,346	706,654	35.6
Total liabilities	1,434,724	67.2	1,582,406	68.1	147,682	1,340,145	67.6
Net assets							
I. Shareholders' capital							
1. Common stock	88,531	4.1	88,531	3.8	-	88,531	4.5
2. Additional paid-in capital	97,188	4.6	97,198	4.2	9	97,178	4.9
3. Retained earnings	312,605	14.6	355,898	15.3	43,292	285,839	14.4
4. Treasury stock	-858	-0.0	-1,193	-0.1	-334	-630	-0.1
Total shareholders' capital	497,466	23.3	540,434	23.2	42,967	470,918	23.7
II. Valuation and translation adjustments							
1. Net unrealized holding gains on available-for-sale securities	136,954	6.4	138,095	6.0	1,141	116,815	5.9
2. Net deferred gains on hedge contracts	14,361	0.7	10,070	0.4	-4,290	10,753	0.6
3. Foreign currency translation adjustments	8,307	0.4	8,991	0.4	684	4,607	0.2
Total valuation and translation adjustments	159,622	7.5	157,157	6.8	-2,465	132,176	6.7
III. Minority interests	43,628	2.0	45,169	1.9	1,540	40,317	2.0
Total net assets	700,717	32.8	742,760	31.9	42,043	643,411	32.4
Total liabilities and net assets	2,135,441	100.0	2,325,167	100.0	189,725	1,983,557	100.0

(2) Interim Consolidated Statements of Income

	Six months ended September 30, 2006 (A)		Six months ended September 30, 2007 (B)		(B)-(A)	Year ended March 31, 2007	
	Amount	%	Amount	%	Amount	Amount	%
I. Revenues	1,053,643	100.0	1,256,677	100.0	203,034	2,164,279	100.0
II. Cost and expenses	903,570	85.8	1,041,099	82.8	137,528	1,840,784	85.1
Gross profit	150,072	14.2	215,577	17.2	65,505	323,495	14.9
III. Selling, general and administrative expenses	102,938	9.7	124,909	10.0	21,970	218,553	10.1
Operating income	47,133	4.5	90,668	7.2	43,534	104,941	4.8
IV. Non-operating income							
1. Interest and dividend income	5,889		7,484		1,595	12,000	
2. Equity in income of non-consolidated subsidiaries and affiliates	1,607		5,944		4,337	5,522	
3. Other non-operating income	4,047		3,101		-946	8,349	
Total non-operating income	11,544	1.1	16,530	1.3	4,986	25,872	1.2
V. Non-operating expenses							
1. Interest expenses	8,914		10,974		2,059	18,285	
3. Other non-operating expenses	854		3,043		2,189	4,994	
Total non-operating expenses	9,769	1.0	14,017	1.1	4,248	23,279	1.0
Income before extraordinary items	48,908	4.6	93,181	7.4	44,273	107,534	5.0
VI. Extraordinary gains							
1. Gain on sale of non-current assets	605		5,880		5,275	4,001	
2. Other extraordinary gains	6,481		1,031		-5,450	15,392	
Total extraordinary gains	7,086	0.7	6,911	0.6	-174	19,393	0.9
VII. Extraordinary losses							
1. Loss on disposal of non-current assets	329		744		414	1,140	
2. Other extraordinary losses	4,644		2,944		-1,649	10,650	
Total extraordinary losses	4,973	0.5	3,739	0.3	-1,234	11,790	0.6
Income before income taxes and minority interests	51,021	4.8	96,354	7.7	45,332	115,136	5.3
Income taxes - current	17,551	1.6	36,971	2.9	19,419	44,171	2.0
Income taxes - deferred	3,228	0.3	3,100	0.3	-128	4,430	0.2
Minority interests	691	0.1	1,293	0.1	601	1,496	0.1
Net income	29,550	2.8	54,989	4.4	25,439	65,037	3.0

(3) Interim Statements of Changes in Consolidated Net Assets

Interim Statements of Changes in Consolidated Net Assets

Six months ended September 30, 2006 (April 1, 2006 – September 30, 2006) (In million yen)

	Shareholders' capital					Valuation and translation adjustments					
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' capital	Net unrealized holding gains on other securities	Net deferred gains on hedge contracts	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance as of March 31, 2006	88,531	94,427	266,567	-3,770	445,755	127,756	-	1,854	129,610	35,977	611,343
Change during the period											
Distribution of retained earnings*			-10,984		-10,984						-10,984
Directors' bonuses*			-461		-461						-461
Net income			29,550		29,550						29,550
Purchase of treasury stock				-126	-126						-126
Disposal of treasury stock		2,751		3,266	6,018						6,018
Increase in retained earnings due to an increase in the number of consolidated subsidiaries			669		669						669
Increase in retained earnings due to changes in accounting period of consolidated subsidiary			87		87						87
Decrease in retained earnings due to an increase in the number of consolidated subsidiaries			-10		-10						-10
Decrease in retained earnings due to an increase in the number of affiliates accounted by the equity method			-70		-70						-70
Other			491		491						491
Net change in items other than shareholders' capital during the period						-10,941	10,753	2,753	2,565	4,339	6,905
Total change during the period	-	2,751	19,271	3,140	25,162	-10,941	10,753	2,753	2,565	4,339	32,068
Balance as of September 30, 2006	88,531	97,178	285,839	-630	470,918	116,815	10,753	4,607	132,176	40,317	643,411

* Based on a resolution on the appropriation of retained earnings adopted at the Annual General Meeting of Shareholders held in June 2006.

Interim Statements of Changes in Consolidated Net Assets

Six months ended September 30, 2007 (April 1, 2007 – September 30, 2007) (In million yen)

	Shareholders' capital					Valuation and translation adjustments					
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' capital	Net unrealized holding gains on other securities	Net deferred gains on hedge contracts	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance as of March 31, 2007	88,531	97,188	312,605	-858	497,466	136,954	14,361	8,307	159,622	43,628	700,717
Change during the period											
Distribution of retained earnings			-11,056		-11,056						-11,056
Net income			54,989		54,989						54,989
Purchase of treasury stock				-344	-344						-344
Disposal of treasury stock		9		9	19						19
Increase in retained earnings due to an increase in the number of consolidated subsidiaries			714		714						714
Increase in retained earnings due to merger of unconsolidated subsidiaries			88		88						88
Decrease in retained earnings due to an increase in the number of consolidated subsidiaries			-234		-234						-234
Increase in retained earnings due to an increase in the number of affiliates accounted for by the equity method			0		0						0
Decrease in retained earnings due to an increase in the number of affiliates accounted for by the equity method			-1		-1						-1
Other			-1,209		-1,209						-1,209
Net change in items other than shareholders' capital during the period						1,141	-4,290	684	-2,465	1,540	-924
Total change during the period	-	9	43,292	-334	42,967	1,141	-4,290	684	-2,465	1,540	42,043
Balance as of September 30, 2007	88,531	97,198	355,898	-1,193	540,434	138,095	10,070	8,991	157,157	45,169	742,760

Statements of Changes in Consolidated Net Assets

(April 1, 2006 – March 31, 2007)

(In million yen)

	Shareholders' equity					Valuation and translation adjustments					
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity	Net unrealized holding gains on other securities	Net deferred gains on hedge contracts	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance as of March 31, 2006	88,531	94,427	266,567	-3,770	445,755	127,756	-	1,854	129,610	35,977	611,343
Change during the period											
Distribution of retained earnings*			-10,984		-10,984						-10,984
Interim distribution of retained earnings			-11,058		-11,058						-11,058
Directors' bonuses*			-461		-461						-461
Net income			65,037		65,037						65,037
Purchase of treasury stock				-366	-366						-366
Disposal of treasury stock		2,761		3,278	6,039						6,039
Increase in retained earnings due to an increase in the number of consolidated subsidiaries			2,120		2,120						2,120
Increase in retained earnings due to changes in accounting period of consolidated subsidiaries			87		87						87
Decrease in retained earnings due to an increase in the number of consolidated subsidiaries			-14		-14						-14
Increase in retained earnings due to an increase in the number of affiliates accounted for by the equity method			503		503						503
Decrease in retained earnings due to an increase in the number of affiliates accounted for by the equity method			-218		-218						-218
Other			1,026		1,026						1,026
Net change in items other than shareholders' capital during the period						9,197	14,361	6,452	30,011	7,651	37,663
Total change during the period	-	2,761	46,037	2,911	51,710	9,197	14,361	6,452	30,011	7,651	89,374
Balance as of March 31, 2007	88,531	97,188	312,605	-858	497,466	136,954	14,361	8,307	159,622	43,628	700,717

Based on a resolution on the appropriation of retained earnings adopted at the Annual General Meeting of Shareholders held in June 2006.

(4) Interim Consolidated Statements of Cash Flows

(In million yen)

	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
	Amount	Amount	Amount
I Cash flows from operating activities:			
Income before income taxes and minority interests	51,021	96,354	115,136
Depreciation and amortization	38,076	45,002	80,487
Impairment loss on non-current assets	-	94	806
Loss/gain on sale and disposal of tangible and intangible non-current assets, net	-275	-5,136	-2,861
Loss/gain on sale of marketable and investment securities, net	-3,958	-432	-11,068
Loss/gain on devaluation of marketable and investment securities	347	-	1,039
Equity in earnings of unconsolidated subsidiaries and affiliates	-1,607	-5,944	-5,522
Interest and dividend income	-5,889	-7,484	-12,000
Interest expenses	8,914	10,974	18,285
Loss/gain on foreign currency exchange	-364	-782	-6,772
Decrease/increase in notes and accounts receivable	-15,586	-45,703	-11,396
Decrease/increase in inventories	-1,395	-8,610	-3,582
Increase/decrease in notes and accounts payable	8,141	32,376	6,761
Other, net	-15,330	-9,196	-29,405
Subtotal	62,094	101,510	139,908
Interest and dividend received	6,073	8,386	14,335
Interest paid	-7,529	-9,644	-17,335
Payments for income taxes	-29,747	-31,122	-50,678
Net cash provided by operating activities	30,891	69,129	86,229
II Cash flows from investing activities:			
Purchase of marketable securities	-486	-731	-709
Proceeds from sale of marketable securities	216	718	481
Expenditures for tangible and intangible non-current assets	-109,562	-215,005	-271,948
Proceeds from sale of tangible and intangible non-current assets	22,950	57,040	130,727
Purchase of investment securities	-24,200	-9,424	-52,466
Proceeds from sale of investment securities	8,701	1,133	23,035
Lending of loans receivable	-31,617	-3,311	-28,049
Collection of loans receivable	18,441	4,742	15,641
Other, net	1,507	1,532	5,245
Net cash used in investing activities	-114,047	-163,305	-178,043
III Cash flows from financing activities			
Net increase/decrease in short-term bank loans	5,426	-14,652	51,660
Net increase/decrease in commercial paper	4,300	16,000	-32,700
Proceeds from long-term loans	50,701	102,212	110,852
Repayments of long-term loans	-49,455	-59,814	-96,335
Proceeds from bonds	84,745	59,788	84,755
Repayments of bonds	-4,000	-	-4,800
Proceeds from stock issue for minority shareholders	414	-	977
Purchase of treasury stock	-126	-344	-366
Proceeds from sale of treasury stock	6,018	19	6,039
Cash dividends paid by the Company	-10,984	-11,056	-22,043
Cash dividends paid by subsidiaries to minority shareholders	-385	-421	-676
Net cash provided by financing activities	86,654	91,731	97,363
IV Effect of exchange rate changes on cash and cash equivalents	580	743	2,793
V Increase/decrease in cash and cash equivalents	4,079	-1,701	8,343
VI Cash and cash equivalents, at beginning of period	78,487	87,709	78,487
VII Increase in cash and cash equivalents due to change in consolidation scope	931	776	869
VIII Increase in cash and cash equivalents due to merger of consolidated subsidiaries	-	55	10
IX Increase/decrease in cash and cash equivalents due to change in accounting periods for consolidated subsidiaries	-1	-	-1
X Cash and cash equivalents, at end of period	83,496	86,840	87,709

5) Significant Information Regarding the Preparation of Interim Consolidated Financial Statements

1. Scope of consolidation

Number of consolidated subsidiaries: 655

(Name of major consolidated subsidiaries:
NYK Global Bulk Corporation, Tokyo Senpaku Kaisha Ltd., Nippon Cargo Airlines Co., Ltd., Hachiuma Steamship Co., Ltd., NYK-Hinode Line, Ltd., NYK Cruises Co., Ltd., Yusen Air & Sea Service Co., Ltd., NYK Trading Corporation, UNI-X Corporation, and 646 other subsidiaries

2. Application of the equity method

Number of subsidiaries accounted for by the equity method: 30
(Yusen Travel (Hong Kong) LTD. and 29 other companies)

Number of affiliated companies accounted for by the equity method: 42
(Shinwa Kaiun Kaisha, Ltd. and 41 other companies)

3. Changes in scope of consolidation and application of the equity method

(1) Consolidated subsidiaries

Number of newly consolidated companies: 30

The names of the companies are as follows:

91BERMUDA LTD.	94 BERMUDA LTD.
AIRPORT SIDE MARITIME	ASSAM SHIPHOLDING S.A.
BISCUIT SHIPHOLDING S.A.	CARANX MARITIMA S.A.
CLIQUOT SHIPHOLDING S.A.	FUKUOKA SHIPHOLDING PTE. LTD.
GALEUS MARITIMA S.A.	GLOBAL IRIS S.A.
GLOBAL JOURNEY S.A.	GOSSET SHIPHODLING S.A.
KRUG SHIPHOLDING S.A.	LANSON SHIPHOLDING S.A.
MUMM SHIPHOLDING S.A.	NLV LTD.
NYK BULKSHIP (ATLANTIC) N.V.	NYK LINE (BANGLADISH) LTD.
NYK LINE (INDIA) LTD.	NYK LINE (KOREA) CO., LTD.
NYK OCEANUS CORPORATION	NYK VIRGO CORPORATION
NYK-SCF LNG SHIPPING NO.1 LTD.	NYK-SCF LNG SHIPPING NO.2 LTD.
PAGRUS MARITIMA S.A.	QIMEN SHIPHOLDING S.A.
ROBIGUS SHIPPING PTE. LTD.	SIKKIM SHIPHOLDING S.A.
UVA SHIPHODLING S.A.	ZUSHI MARITIMA S.A.

Number of companies excluded from consolidation due to liquidation: 5

The names of the companies are as follows:

ANTEVORTE SHIPPING PTE. LTD.	CANTERBURY SHIPHOLDING S.A.
CANTERBURY SHIPHOLDING II S.A.	TIDEWAY MARITIMA S.A.
YUJIN SHIPHOLDING S.A.	

Number of companies excluded due to merger: 2

The names of the companies are:

MONDIA ARTOIS S.A.S	MONDIA GRENOBLE S.A.S

(2) Affiliated companies accounted for by the equity method:

Number of companies newly included as companies accounted for by equity method: 31

The names of the companies are as follows:

CONTROLLED ATMOSPHERE HOLDING S.A.	COOL PETROLEUM AB
FRIO GRANDE DO NORTE LTDA.	GLOBAL SHIPPING SERVICES LTDA.
HOUSTON TERMINAL LLC	LAURITZENCOOL ARGENTINA S.A.
LAURITZEN LOGISTICS (ARGENTINA) S.A.	LAURITZEN LOGISTICS (CHILE) LTDA.
LAURITZEN LOGISTICS AB	LAURITZEN LOGISTICS CARIBBEAN HOLDING CORP.
LAURITZEN LOGISTICS COSTA RICA S.A.	LAURITZEN LOGISTICS DO BRASIL LTDA.
LAURITZEN LOGISTICS IBERIA S.L.	LAURITZEN LOGISTICS MEDITERRANEAN LTD.
LAURITZEN LOGISTICS NORTH CONTINENT B.V.	LAURITZEN LOGISTICS URUGUAY S.A.
LCL EGYPT	LCL FAR EAST PTE. LTD.
LCL GRINDROD PTY LTD.	LCL LOJISTIK LIMITED SIRKETI
LCL MEDITERRANEAN HOLDING AB	LCL UK & EIRE LTD.
NEW ORLEANS TERMINAL LLC	NYK ARMATEUR S.A.S
NYKCOOL NEW ZEALAND LTD.	NYKCOOL USA INC.

NYKLAURITZENCOOL (CHILE) S.A. | NYKLAURITZENCOOL ARGENTINA S.A.
NYYLAURITZENCOOL DO BRASIL LTDA. | PENINSULA LNG TRANSPORT NO.4 LTD.
UNIVERSAL FREIGHT FORWARDERS, LTD.

4. Accounting period of consolidated subsidiaries

For the consolidated subsidiaries whose closing dates of account were different from that of the consolidated statements, interim financial statements as of the closing date of account of respective companies were used for the purpose of consolidation. Necessary consolidation adjustments have been made to account for significant events, if any, that took place between the two dates. There were 50 consolidated subsidiaries whose closing dates of interim account fell on June 30 and one consolidated subsidiary whose closing date of interim account was August 31. For three of the consolidated subsidiaries whose closing dates of interim account fell on June 30, pro forma financial statements as of the closing date of the consolidated statements were used for the purpose of consolidation.

5. Significant accounting policies

(1) Valuation of principal assets

Securities held-to-maturity	Valued at their amortized cost, determined principally by the straight-line method of amortization
Other securities	
With market quotes	Principally stated at the average of market value for the last month of the interim fiscal year (All appraisal differentials are capitalized and costs of sales are generally computed by the moving average method.)
Without market quotes	Principally stated at cost, determined by the moving average method
Derivatives	Valued at market quotation
Inventories	Generally stated at the lower of cost or market quotation, determined by principally the moving average method

(2) Depreciation and amortization

Tangible assets	
Vessels and buildings	Generally by the straight-line method based on the Japanese Corporation Tax Law
Other tangible assets	Generally by the straight-line method based on the Japanese Corporation Tax Law
Intangible fixed assets	
Computer software	Generally by the straight-line method based principally on the length of period it can be used internally (five years)
Other intangible assets	Generally by the straight-line method based on the Japanese Corporation Tax Law

(3) Deferred assets

Bond Issue Expense	Bond Issue Expense is amortized monthly on the length of period of redemption of bonds

(4) Recognition of allowances/reserves

Allowance for doubtful accounts·	Allowance for doubtful accounts is provided to cover possible losses from bad debts. Allowance with respect to non-classified loans/receivables is calculated based on historical default rates. For classified loans/receivables the Company states an amount deemed to be unrecoverable based on the prospect of recovery of individual loans/receivables.
Reserve for employees' bonuses··	Employees' bonuses accrued is reserved for the portion relevant to the current interim fiscal year of the amount estimated for payment of the bonuses in the future.
Revenue of director's bonuses	Directors' bonuses accrued is reserved for the portion relevant to the current interim fiscal year of the amount estimated for payment of the bonuses in the future.
Reserve for employees' retirement benefits	The Company provides reserve for employees' retirement benefits based on estimated retirement benefit obligations and outstanding amount of pension assets at the end of the interim fiscal year. Past service liabilities are mainly amortized on a straight-line basis over a term(8years) that dose not exceed the average remaining service period of employees who are expected to receive benefits under the plans.Unrecognized actuarial net differences are mainly amortized from the immediately following year on a straight-line basis over a term (8 years) that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans.

Reserve for directors' retirement benefits	The Company provides reserve for directors' retirement benefits based on the amount of retirement benefit payable at the end of the interim fiscal year in accordance with internal regulations of the Company and its 54 consolidated subsidiaries.
Reserve for periodic dry-docking of vessels	Reserve for periodic dry-docking of vessels is provided for based on the estimated amount of expenditure for periodic dry-doking in the future.

(5) Accounting for leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees are accounted for by the method similar to that applicable to ordinary operating leases in accordance with accounting principles and practices generally accepted in Japan.

(6) Method of Accounting for Material Hedge Transactions

For the derivative financial instruments used to offset the risks of assets and liabilities due to fluctuations in interest rates, foreign currency exchange rates and cash flow, the Company applies hedge accounting. In addition, hedge accounting is also applied to derivative financial instruments used to mitigate the risks of price fluctuations in fuel procurement, etc. For the hedge accounting, the Company adopts a Deferred Hedge Method that requires the Company to mark the derivative financial instruments, effective as hedges, to market, and to defer the valuation loss/gain. For the currency swap contracts and forward foreign exchange contracts that meet the required conditions of the accounting standard, the Company translates hedged foreign currency assets and liabilities at the rate stipulated in respective contracts. For the interest rate swap contracts and interest rate cap contracts that meet specified conditions of the accounting standard, the related interest differentials paid or received under the contracts are included in the interest income/expenses of the hedged financial assets and liabilities. Interest rate swaps are used to hedge the borrowings and bonds against possible changes in interest rates, while currency swap, forward exchange contracts and foreign currency denominated assets/liabilities are used to hedge monetary assets and liabilities and other foreign currency denominated transactions against possible changes in exchange rates. Swap transactions are used to hedge fuel oil against possible fluctuations in price. Semi-annually, the Company evaluates effectiveness of hedging transactions by comparing accumulated changes in market price and cash flows of hedging transactions with those of the hedged transactions, provided that interest rate swap and interest rate cap transactions that are subject to special accounting treatment as noted above are excluded from the evaluation.

6. Scope of cash and cash equivalents in the interim consolidated statements of cash flows

Cash and cash equivalents in the interim consolidated statements of cash flows are composed of cash on hand, bank deposits withdrawable on demand, and short-term investments with original maturities of three months or less, which are exposed to minor value fluctuation risks.

(6) Changes in Significant Accounting Policies Used in the Preparation of Interim Consolidated Financial Statements

Changes to Accounting Procedures

1. In accordance with revisions to the Corporate Tax Act and effective from the interim period under review, the Company and certain consolidated subsidiaries switched to depreciation methods based on the revised Corporate Tax Act for tangible fixed assets acquired on or after April 1, 2007. The effect of this change on the Company's profit and loss account is negligible.
2. Effective from the current period, the Company altered the business segment classifications under which it provides segment information. Details are provided in the relevant section.

Additional Information

1. In accordance with revisions to the Corporate Tax Act, assets acquired on or before March 31, 2007, are depreciated using methods based on the Corporate Tax Act before its revision until they reach 5% of their acquisition cost; from the following fiscal period, the difference between 5% of the acquisition cost and the memorandum price is depreciated straight-line over five years and recorded in depreciation. The effect of this change on the Company's profit and loss account is negligible.
2. From April 1, 2007, the Company switched from the use of retirement benefit plans consisting mainly of tax-qualified pension plans to defined benefit corporate pension plans. This change gave rise to a pension liability of ¥33.28 billion.

(7) Explanatory Notes to Interim Financial Statements

(Segment Information)

(1) Segment information by business

Six month ended September 30, 2006 (April 1, 2006 – September 30, 2006)

(In million yen)

	Liner Trade	Bulk Shipping	Logistics	Terminal and Harbor Transport	Cruise	Air Cargo Transportation	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
(1) Revenues from customer	288,063	367,381	226,670	46,917	24,241	44,194	4,508	51,664	1,053,643	-	1,053,643
(2) Inter-segment revenues	2,572	3,195	1,114	15,319	-	4,387	1,270	38,627	66,488	-66,488	-
Total	290,636	370,577	227,785	62,236	24,241	48,582	5,779	90,292	1,120,131	-66,488	1,053,643
Operating costs and expenses	295,383	323,416	221,023	58,447	20,123	59,206	4,184	91,241	1,073,025	-66,516	1,006,509
Operating income/loss	-4,746	47,161	6,761	3,788	4,118	-10,623	1,594	-948	47,106	27	47,133
Income/loss before extraordinary items	-4,848	46,612	7,201	2,439	3,860	8,472	1,990	118	48,902	5	48,908

Six month ended September 30, 2007 (April 1, 2007 – September 30, 2007)

(In million yen)

	Liner Trade	Bulk Shipping	Logistics	Terminal and Harbor Transport	Cruise	Air Cargo Transportation	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
(1) Revenues from customer	327,605	485,192	259,454	59,386	26,283	44,302	4,250	50,202	1,256,677	-	1,256,677
(2) Inter-segment revenues	3,387	3,631	1,345	17,475	-	5,071	1,254	43,291	75,456	-75,456	-
Total	330,993	488,823	260,799	76,861	26,283	49,373	5,504	93,494	1,332,134	-75,456	1,256,677
Operating costs and expenses	323,338	410,537	253,301	71,994	21,060	62,844	3,921	94,472	1,241,470	-75,461	1,166,009
Operating income/loss	7,654	78,285	7,498	4,867	5,223	-13,470	1,582	-978	90,663	5	90,668
Income/loss before extraordinary items	7,734	80,109	7,941	4,122	5,125	-14,036	1,971	209	93,176	5	93,181

Year Ended March 31, 2007 (April 1, 2006 – March 31, 2007)

(In million yen)

	Liner Trade	Bulk Shipping	Logistics	Terminal and Harbor Transport	Cruise	Air Cargo Transportation	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
(1) Revenues from customer	568,459	776,823	480,558	94,487	44,140	88,215	9,054	102,541	2,164,279	-	2,164,279
(2) Inter-segment revenues	5,534	6,476	2,141	32,412	-	8,797	2,580	75,598	133,540	-133,540	-
Total	573,993	783,299	482,700	126,899	44,140	97,012	11,634	178,139	2,297,820	-133,540	2,164,279
Operating costs and expenses	583,873	678,689	466,579	118,995	39,058	118,611	8,643	178,993	2,193,443	-134,105	2,059,337
Operating income/loss	-9,879	104,610	16,120	7,904	5,082	-21,598	2,991	-853	104,376	564	104,941
Income/loss before extraordinary items	-9,670	104,341	16,963	5,593	4,611	-18,437	3,618	502	107,522	11	107,534

Notes:

1. Change of classification of business segment:
   By the effect of "New Horizon 2007" of medium-term NYK group management plan (aim at global logistics and megacarrier group), Air Cargo Transport, which has been hitherto included "Other" segment, is more important and categorized into "Air Cargo Transportation" is being independent segment. The result for the previous interim period and previous fiscal year are calculated on the basis of the present business classification.
2. Classification of business segment:
   Business segments are categorized primarily based on the type and nature of service and organizational setup as well as by referencing Japan Standard Industrial Classification.
3. Major operation and services in each segment:

Liner Trade	Ocean cargo shipping, ship owning and chartering, shipping agency (dedicated to the servicing of Group company needs)
Bulk Shipping	Ocean/coastal cargo shipping, ship owning and chartering, overseas shipping agency (dedicated to the servicing of Group company needs)
Logistics	Warehouse operation, cargo transport/handling business
Terminal and Harbor Transport	Container terminals business, harbor transport services, tugboat operation
Cruise	Ownership and operation of passenger boats
Air Cargo Transportation	Air cargo Transport
Real Estate	Rental, management and sale of real estate properties
Other	Domestic shipping agency (providing services to clients inside and outside the Group), wholesaling of ship machinery and furniture, other services related to transport, information-processing business, wholesaling of oil products and travel agency.

4. Common operating expenses are allocated to individual segments
5. The title of "Other shipping" has been changed to "Bulk Shipping" from this interim period. There's no change of classification of business segment.

(2) Segment information by region

Six months ended September 30, 2006 (April 1, 2006 – September 30, 2006)

(In million yen)

	Japan	North America	Europe	Asia	Other areas	Total	Elimination or Corporate	Consolidated Total
(1) Revenues from customer	813,724	104,885	78,353	53,538	3,141	1,053,643	-	1,053,643
(2) Inter-segment revenues	7,524	19,364	5,090	6,962	1,987	40,929	-40,929	-
Total	821,248	124,250	83,443	60,500	5,129	1,094,572	-40,929	1,053,643
Operating costs and expenses	789,366	116,196	80,470	56,464	5,057	1,047,555	-41,046	1,006,509
Operating income/loss	31,882	8,053	2,972	4,036	71	47,017	116	47,133
Income/loss before extraordinary items	33,032	8,008	2,240	5,592	374	49,247	-338	48,908

Six months ended September 30, 2007 (April 1, 2007 – September 30, 2007)

(In million yen)

	Japan	North America	Europe	Asia	Other areas	Total	Elimination or Corporate	Consolidated Total
(1) Revenues from customer	951,069	109,714	117,891	70,351	7,651	1,256,677	-	1,256,677
(2) Inter-segment revenues	11,340	21,337	8,547	7,742	1,926	50,894	-50,894	-
Total	962,409	131,051	126,438	78,094	9,577	1,307,572	-50,894	1,256,677
Operating costs and expenses	893,076	121,260	119,332	73,874	9,466	1,217,010	-51,001	1,166,009
Operating income/loss	69,333	9,791	7,105	4,220	110	90,561	106	90,668
Income/loss before extraordinary items	68,931	9,979	8,158	7,220	393	94,682	-1,501	93,181

Year ended March 31, 2007 (April 1, 2006 – March 31, 2007)

(In million yen)

	Japan	North America	Europe	Asia	Other areas	Total	Elimination or Corporate	Consolidated Total
(1) Revenues from customer	1,659,923	204,218	176,414	116,491	7,231	2,164,279	-	2,164,279
(2) Inter-segment revenues	17,051	41,289	13,306	13,927	3,666	89,240	-89,240	-
Total	1,676,974	245,508	189,720	130,418	10,898	2,253,520	-89,240	2,164,279
Operating costs and expenses	1,602,086	231,381	183,188	121,427	10,709	2,148,794	-89,456	2,059,337
Operating income/loss	74,888	14,126	6,531	8,991	188	104,726	215	104,941
Income/loss before extraordinary items	74,486	14,235	6,190	13,839	714	109,467	-1,933	107,534

Notes: Classification of geographic segment and major countries or regions in each segment

1. Classification method of geographic segment: by geographic proximity
2. Major countries or regions in each segment:
   (1) North America U.S.A., Canada
   (2) Europe U.K., Germany, Netherlands, Italy, France, Belgium
   (3) Asia Singapore, Thailand, Hong Kong, China
   (4) Other areas Australia
3. Common operating expenses are allocated to individual segments.

(3) Overseas Sales

Six months ended September 30, 2006 (April 1, 2006 – September 30, 2006)

(In million yen)

	North America	Europe	Asia	Other areas	Total
I. Overseas revenues	308,034	179,855	198,459	174,657	861,006
II. Consolidated revenues					1,053,643
III. Ratio of overseas to total consolidated revenues	29.2%	17.1%	18.8%	16.6%	81.7%

Six months ended September 30, 2007 (April 1, 2007 – September 30, 2007)

(In million yen)

	North America	Europe	Asia	Other areas	Total
I. Overseas revenues	333,758	258,273	257,843	210,910	1,060,786
II. Consolidated revenues					1,256,677
III. Ratio of overseas to total consolidated revenues	26.6%	20.5%	20.5%	16.8%	84.4%

Year Ended March 31, 2007 (April 1, 2006 – March 31, 2007)

(In million yen)

	North America	Europe	Asia	Other areas	Total
I. Overseas revenues	618,980	402,881	438,544	375,491	1,835,897
II. Consolidated revenues					2,164,279
III. Ratio of overseas to total consolidated revenues	28.6%	18.6%	20.3%	17.3%	84.8%

Notes:
Classification of geographic segment and major countries or regions in each segment
1. Classification.method of geographic segment: by geographic proximity
2. Major countries or regions in each segment:
(1) North America U.S.A., Canada
(2) Europe U.K., Germany, France, Italy, and other European countries
(3) Asia Countries in Southeast Asia, East Asia, Southwest Asia and Middle East
(4) Other areas Countries in Oceania, Central and South America, and Africa
3. Overseas revenues are largely accounted for by the revenue from ocean cargo shipping and logistics businesses.

(Omitted Indication)
Lease and related party's transactions, securities, derivative transaction, stock options and company's integration.

(Information per share)

	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Net asset per share (yen)	490.85	568.01	534,90
Net income per share (yen)	24.10	44.77	52.99
Net income per share fully diluted (yen)	-	42.49	-

Notes :
1. Net income per share fully diluted in previous period is not reflected due to no share fully diluted.
2. The base on Net income per share is summarized in the following table.

	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Net income per share (yen)			
Net income (million yen)	29,550	54,989	65,037
Accounting ordinary stock (yen)	-	-	-
Net income on ordinary share (million yen)	29,550	54,989	65,037
Interim average shares (thousand share)	1,226,376	1,228,280	1,227,372
Net income per share fully diluted (yen)			
Adjusted net income amount (million yen)	-	-21	-
(included interest after deduction of equivalent tax incomes) *	-	(-21)	-
Increase of ordinary share(thousand share)	-	65,243	-
(Included bonds with warrants)	(-)	(65,243)	(-)
Refers to latent shares outstanding that have not been included in the calculation for net income per share assuming full dilution as no dilution has taken place.	Euro yen-denominated notes with convertible bond-type stock acquisition rights and conversion restrictions due 2026 (face value: ¥55,000 million)	------------	Euro yen-denominated notes with convertible bond-type stock acquisition rights and conversion restrictions due 2026 (face value: ¥55,000 million)

*This is the interim amortization amount (after deduction of equivalent tax incomes) of the balance occurring from issuing bonds at a higher price than the issue price.

(Important subsequent event)
None

5. Interim Non Consolidated Financial Statements

(1) Interim Balance Sheets

(In million yen)

	As of March 31, 2007 (A)		As of September 30, 2007 (B)		(B) - (A)	As of September 30, 2006	
	Amount	%	Amount	%	Amount	Amount	%
Assets							
I. Current assets							
1. Cash and time deposits	13,465		6,710		-6,755	15,645	
2. Account receivable-trade	71,317		90,268		18,951	72,331	
3. Short-term loans	118,084		97,819		-20,264	62,684	
4. Inventories	22,786		28,709		5,923	20,691	
5. Deferred/prepaid expenses	46,763		50,382		3,618	38,926	
6. Receivable from agencies	9,627		12,731		3,104	11,355	
7. Deferred tax assets	7,467		8,521		1,054	8,179	
8. Other	18,895		13,399		-5,495	47,832	
9. Allowance for doubtful accounts	-19,819		-21,041		-1,222	-18,295	
Total current assets	288,589	23.3	287,503	21.9	-1,086	259,350	22.7
II. Non-current assets							
1. Tangible non-current assets							
(1) Vessels	81,666		78,803		-2,862	88,207	
(2) Buildings	20,960		20,825		-135	21,957	
(3) Structures	812		792		-20	864	
(4) Machinery and equipment	486		438		-47	561	
(5) Vehicles	59		48		-10	72	
(6) Equipment and fixtures	1,409		1,312		-96	1,397	
(7) Land	29,705		29,705		-	31,062	
(8) Construction in progress	410		2,713		2,303	343	
Total tangible non-current assets	135,510	10.9	134,640	10.3	-870	144,468	12.6
2. Intangible non-current assets							
(1) Leasehold	511		511		-	511	
(2) Software	26,966		27,518		551	25,963	
(3) Other	118		111		-6	129	
Total intangible non-current assets	27,596	2.2	28,141	2.1	545	26,604	2.3
3. Investments and other assets							
(1) Investment securities	352,923		349,068		-3,854	324,060	
(2) Shares of affiliates and investment in affiliates	228,114		289,181		61,067	218,079	
(3) Long-term loans	180,261		197,233		16,971	148,897	
(4) Other	33,765		34,495		729	29,632	
(5) Allowance for doubtful accounts	-10,691		-7,645		3,046	-8,580	
Total investments and other assets	784,372	63.5	862,333	65.6	77,960	712,088	62.3
Total non-current assets	947,479	76.6	1,025,115	78.0	77,636	883,162	77.2
III. Deferred assets							
1. Bond issuance expenses	1,566		1,725		158	1,649	
Total deferred assets	1,566	0.1	1,725	0.1	158	1,649	0.1
Total assets	1,237,635	100.0	1,314,344	100.0	76,708	1,144,162	100.0

(In million yen)

	As of March 31, 2007 (A)		As of September 30, 2007 (B)		(B) - (A)	As of September 30, 2006	
	Amount	%	Amount	%	Amount	Amount	%
Liabilities							
I. Current liabilities							
1. Accounts payable-trade	76,054		88,856		12,802	74,700	
2. Current portion of long-term corporate bonds	21,000		22,000		1,000	800	
3. Short-term bank loans	83,506		31,102		-52,404	38,323	
4. Commercial paper	-		16,000		16,000	37,000	
5. Accounts payable - other	6,036		5,785		-250	4,272	
6. Income tax payable	10,694		12,881		2,186	6,389	
7. Advances received	29,899		28,196		-1,702	27,349	
8. Deposits payable	45,306		46,861		1,554	36,991	
9. Payable to agencies	2,252		1,565		-686	3,230	
10. Employees' bonuses accrued	2,515		2,585		70	2,580	
11. Directors' bonuses accrued	155		78		-77	80	
12. Other	11,460		9,514		-1,945	7,441	
Total current liabilities	288,880	23.4	265,427	20.2	-23,453	239,159	20.9
II. Long-term liabilities							
1. Bonds	167,334		226,300		58,965	188,369	
2. Long-term debt	205,748		226,458		20,709	181,072	
3. Deferred tax liabilities	65,636		64,871		-765	53,038	
4. Reserve for periodic dry docking of vessels	2,300		2,248		-51	2,053	
5. Other	13,649		13,324		-325	14,102	
Total long-term liabilities	454,669	36.7	533,203	40.6	78,533	438,636	38.3
Total liabilities	743,550	60.1	798,630	60.8	55,079	677,795	59.2
Net assets							
I. Shareholders' capital							
1. Common stock	88,531	7.2	88,531	6.7	-	88,531	7.7
2. Additional paid-in capital							
(1) Capital reserve	93,198		93,198		-	93,198	
(2) Other additional paid-in capital	2,761		2,770		9	2,751	
Total additional paid-in capital	95,959	7.8	95,969	7.3	9	95,949	8.4
3. Retained earnings							
(1) Legal reserve	13,146		13,146		-	13,146	
(2) Other retained earnings							
Reserve for dividends payable	50		50		-	50	
Special depreciation reserve	702		508		-193	1,270	
Reserve for possible losses on investment	0		0		-0	0	
Reserve for advanced depreciation	2,712		2,668		-43	2,892	
General reserve	98,324		108,324		10,000	98,324	
Retained earnings carried forward	65,125		81,399		16,273	57,841	
Total retained earnings	180,061	14.5	206,098	15.7	26,036	173,526	15.2
4. Treasury stock	-850	-0.1	-1,185	-0.1	-334	-622	-0.0
Total shareholders' capital	363,701	29.4	389,412	29.6	25,711	357,384	31.3
II. Valuation and translation adjustments							
1. Net unrealized holding gains on available-for-sale securities	130,606		126,015		-4,591	111,013	
2. Net deferred gains on hedge contracts	-222		285		508	-2,031	
Total valuation and translation adjustments	130,383	10.5	126,300	9.6	-4,082	108,981	9.5
Total valuation and translation adjustments	494,085	39.9	515,713	39.2	21,628	466,366	40.8
Total net assets	1,237,635	100.0	1,314,344	100.0	76,708	1,144,162	100.0

(2) Summary of Interim Non-consolidated Statements of Income

(In million yen)

	Six months ended September 30, 2006 (A)		Six months ended September 30, 2007 (B)		(B) - (A)	Year ended March 31, 2007	
	Amount	%	Amount	%	Amount	Amount	%
I. Revenues from shipping business	528,220	99.2	630,105	99.4	101,885	1,062,239	99.3
II. Cost of shipping business	488,295	91.7	562,115	88.7	73,820	973,941	91.0
Profit from shipping business	39,924	7.5	67,989	10.7	28,064	88,297	8.3
III. Revenues from other businesses	4,026	0.8	3,696	0.6	-330	7,941	0.7
IV. Cost of other businesses	2,878	0.6	2,551	0.4	-326	5,692	0.5
Profit from other businesses	1,147	0.2	1,144	0.2	-3	2,248	0.2
Gross operating income	41,072	7.7	69,134	10.9	28,061	90,546	8.5
V. General and administrative expenses	20,454		24,682		4,228	44,142	
Operating income	20,618	3.9	44,451	7.0	23,833	46,403	4.3
VI. Non-operating income							
1. Interest and dividend income	9,109		15,174		6,064	13,985	
2. Other non-operating income	1,626		2,254		628	3,327	
Total non-operating income	10,735	2.0	17,428	2.8	6,693	17,313	1.6
VII. Non-operating expenses							
1. Interest expenses	3,567		4,411		843	7,378	
2. Other non-operating expenses	1,047		1,973		925	3,907	
Total non-operating expenses	4,615	0.9	6,384	1.0	1,768	11,286	1.0
Income before extraordinary items	26,738	5.0	55,495	8.8	28,757	52,430	4.9
VIII. Extraordinary gains							
1. Gain on sale of non-current assets	41		105		63	1,454	
2. Gain on Sale of investment securities	3,946		5		-3,941	10,883	
3. Other extraordinary gains	4,444		849		-3,595	2,887	
Total extraordinary gains	8,432	1.6	960	0.1	-7,472	15,224	1.4
IX. Extraordinary losses							
1. Loss on disposal of non-current assets	186		589		402	376	
2. Reversal of allowance for doubtful accounts	3,183		542		-2,641	4,054	
3. Other extraordinary losses	1,874		1,151		-723	3,375	
Total extraordinary losses	5,245	1.0	2,282	0.4	-2,962	7,806	0.7
Income before income taxes	29,925	5.6	54,173	8.5	24,247	59,848	5.6
Income taxes – current	8,384	1.6	16,450	2.5	8,065	20,244	1.9
Income taxes - deferred	962	0.1	629	0.1	-332	1,431	0.1
Net income	20,578	3.9	37,092	5.9	16,514	38,172	3.6

(3)Interim Statements of Changes in Non-consolidated Net Assets

Six months ended September 30, 2006 (April 1, 2006 – September 30, 2006)

(In million yen)

	Shareholders' capital												Valuation & translation adjustments			Total net assets
	Common stock	Additional paid-in capital		Retained earnings							Treasury stock	Total share-holders' capital	Net unrealized holding gains on available-for-sale securities	Net deferred gains on hedge contracts	Total valuation and translation adjustments	
		Capital reserve	Other additional paid-in capital	Legal reserve	Other retained earnings											
					Reserve for dividends payable	Special depreciation reserve	Reserve for possible loss on investment	Reserve for advanced depreciation	General reserve	Retained earnings carried forward						
Balance as of March 31, 2006	88,531	93,198	-	13,146	50	3,420	2	3,102	73,324	71,070	-3,762	342,083	120,807	-	120,807	462,891
Change during the period																
Distribution of retained earnings *1										-10,984		-10,984				-10,984
Directors' bonuses *1										-185		-185				-185
Reversal of special depreciation reserve *2						-2,149				2,149		-				-
Reversal of reserve for possible loss on investment *3							-1			1		-				-
Reversal of reserve for advanced depreciation *4								-219		219		-				-
Provision for reserve for advanced depreciation *1								9		-9		-				-
Provision for general reserve *1									25,000	-25,000		-				-
Net income										20,578		20,578				20,578
Purchase of treasury stock											-126	-126				-126
Disposal of treasury stock			2,751								3,266	6,018				6,018
Net change in items other than shareholders' capital during the period													-9,794	-2,031	-11,826	-11,826
Total change during the period	-	-	2,751	-	-	-2,149	-1	-209	25,000	-13,229	3,140	15,300	-9,794	-2,031	-11,826	3,474
Balance as of September 30, 2006	88,531	93,198	2,751	13,146	50	1,270	0	2,892	98,324	57,841	-622	357,384	111,013	-2,031	108,981	466,366

Notes

1. Based on a resolution on the appropriation of retained earnings adopted at the Annual General Meeting of Shareholders held in June 2006.
2. Including the appropriation of retained earnings approved at the Annual General Meeting of Shareholders held in June 2006 (¥1,581 million) and interim book closing arrangement (¥568 million).
3. Including the appropriation of retained earnings approved at the Annual General Meeting of Shareholders held in June 2006 (less than ¥1 million) and reversal by interim book closing arrangement (less than ¥1 million).
4. Including the appropriation of retained earnings approved at the Annual General Meeting of Shareholders held in June 2006 (¥155 million) and interim book closing arrangement (¥64 million).

Interim Statements of Changes in Non-consolidated Net Assets

Six months ended September 30, 2007 (April 1, 2007 – September 30, 2007)

(In million yen)

	Shareholders' capital												Valuation & translation adjustments			Total net assets
	Common stock	Additional paid-in capital		Retained earnings							Treasury stock	Total shareholders' capital	Net unrealized holding gain on available-for-sale securities	Net deferred gains on hedge contracts	Total valuation and translation adjustments	
		Capital reserve	Other additional paid-in capital	Legal reserve	Other retained earnings											
					Reserve for dividends payable	Special depreciation reserve	Reserve for possible loss on investment	Reserve for advanced depreciation	General reserve	Retained earnings carried forward						
Balance as of March 31, 2007	88,531	93,198	2,761	13,146	50	702	0	2,712	98,324	65,125	-850	363,701	130,606	-222	130,383	494,085
Change during the period																
Distribution of retained earnings										-11,056		-11,056				-11,056
Reversal of special depreciation reserve						-193				193		-				-
Reversal of reserve for possible loss on investment							-0			0		-				-
Reversal of reserve for advanced depreciation								-148		148		-				-
Provision for reserve for advanced depreciation								105		-105		-				-
Provision for general reserve									10,000	-10,000		-				-
Net income										37,092		37,092				37,092
Purchase of treasury stock											-344	-344				-344
Disposal of treasury stock			9								9	19				19
Net change in items other than shareholders' capital during the period													-4,591	508	-4,082	-4,082
Total change during the period	-	-	9	-	-	-193	-0	-43	10,000	16,273	-334	25,711	-4,591	508	-4,082	21,628
Balance as of September 30, 2007	88,531	93,198	2,770	13,146	50	508	0	2,668	108,324	81,399	-1,185	389,412	126,015	285	126,300	515,713

Statements of Changes in Non-consolidated net assets

Year ended March 31, 2007 (April 1, 2006 – March 31, 2007)

(Million yen)

	Shareholders' capital												Valuation & translation adjustments			Total net assets
		Additional paid-in capital		Retained earnings												
					Other retained earnings											
	Common stock	Capital reserve	Other additional paid-in capital	Legal reserve	Reserve for dividends payable	Special depreciation reserve	Reserve for possible loss on investment	Reserve for advanced depreciation	General reserve	Retained earnings carried forward	Tresuary Stock	Total Shareholders' capital	Net unrealized holding gains on other securities	Net deferred gains on hedge contracts	Total valuation and translation adjustments	
Balance as of March 31, 2006	88,531	93,198	-	13,146	50	3,420	2	3,102	73,324	71,070	-3,762	342,083	120,807	-	120,807	462,891
Change during the period																
Distribution of retained earnings *										-10,984		-10,984				-10,984
Distribution of retained earnings										-11,058		-11,058				-11,058
Directors' bonuses *										-185		-185				-185
Reversal of special depreciation reserve *						-1,581				1,581						-
Reversal of reserve for possible loss on investment							-0			0						-
Reversal of reserve for advanced depreciation *								-155		155						-
Provision for reserve for advanced depreciation *								9		-9						-
Provision for general reserve *									25,000	-25,000						-
Reversal of special depreciation						-1,136				1,136						-
Reversal of reserve for possible loss on investment							-0			0						-
Reversal of reserve for advanced depreciation								-382		382						-
Provision for reserve for advanced depreciation								137		-137						-
Net income										38,172		38,172				38,172
Purchase of treasury stock											-366	-366				-366
Disposal of treasury stock			2,761								3,278	6,039				6,039
Net change in items other than shareholders' equity during the period													9,798	-222	9,575	9,575
Total change during the period	-	-	2,761	-	-	-2,718	-1	-390	25,000	-5,945	2,911	21,617	9,798	-222	9,575	31,193
Balance as of March 31, 2007	88,531	93,198	2,761	13,146	50	702	0	2,712	98,324	65,125	-850	363,701	130,606	-222	130,383	494,085

* Based on a resolution on the appropriation of retained earnings adopted at the Annual General Meeting of Shareholders held in June 2006

Supplementary Information

*All amounts are rounded down to the nearest 100 million yen.

1. Consolidated operating results (2003 – 2007)

(In 100 million yen)

	Year ended March 31, 2004	Six months ended September 30, 2004	Year ended March 31, 2005	Six months ended September 30, 2005	Year ended March 31, 2006	Six months ended September 30, 2006	Year ended March 31, 2007	Six months ended September 30, 2007
Revenues	13,983	7,681	16,060	8,995	19,293	10,536	21,642	12,566
Operating income	919	726	1,613	805	1,404	471	1,049	906
Income before extraordinary items	746	703	1,548	792	1,404	489	1,075	931
Net income for the year	348	297	713	483	920	295	650	549

2. Quarterly operating results

Year ending March 31, 2008

(In 100 million yen)

	Apr 1, 2007 – Jun 30 2007	Jul 1, 2007 – Sep 30, 2007	Oct 1, 2007 – Dec 31, 2007	Jan 1, 2008 – Mar 31, 2008
	1Q	2Q	3Q	4Q
Revenues	6,013	6,553		
Operating income	393	513		
Income before extraordinary items	445	486		
Net income for the quarter	286	263		
Net income per share for the quarter	¥23.32	¥21.45		
Net income per share for the quarter – fully diluted	¥22.13	¥20.36		
Total asset	23,125	23,251		
Net asset	7,546	7,427		
Net asset per share	¥578.48	¥568.01		

Year ended March 31, 2007

(In 100 million yen)

	Apr 1, 2006– Jun 30, 2006	Jul 1, 2006– Sep 30, 2006	Oct 1, 2006– Dec 31, 2006	Jan 1, 2007– Mar 31, 2007
	1Q	2Q	3Q	4Q
Revenues	5,247	5,288	5,486	5,620
Operating income	225	246	298	279
Income before extraordinary items	223	266	314	271
Net income for the quarter	123	171	191	163
Net income per share for the quarter	¥10.09	¥14.01	¥15.55	¥13.33
Net income per share for the quarter – fully diluted	-	-	-	-
Total asset	19,143	19,835	20,572	21,354
Net asset	6,128	6,434	6,698	7,007
Net asset per share	¥468.06	¥490.85	¥511.32	¥534.90

Notes:

1. The above operating results are based on the results for the first quarter and the cumulative results for the first six, nine and twelve months, and are computed by taking the difference between the two adjacent periods.
2. Diluted net income per share data for the year ended March 31, 2007 are not shown in the above table, as there are no residual shares outstanding.

3. Change in number of NYK fleet

Following are the fleet owned or co-owned by the Company and its consolidated subsidiaries.

The tonnage figures for the co-owned vessels are adjusted to represent the equity ownership in respective vessels by the Company and its consolidated subsidiaries.

		Year ended March 31, 2007		Decrease during the period		Increase during the period		Six months ended September 30, 2007	
		Number of vessels	Kt (dwt)	Number of vessels	Kt (dwt)	Number of vessels	Kt (dwt)	Number of vessels	Kt (dwt)
Containerships (including semi-container ship)	Owned	27	947,663			4	138,767	31	1,086,430
	Co-owned	1	21,813					1	21,813
Bulk Carriers (Capesize)	Owned	43	6,233,016			1	170,500	44	6,403,516
	Co-owned	5	329,045			3	35,831	8	364,876
Bulk Carriers (Panamax and Handysize)	Owned	41	1,803,320			3	145,132	44	1,948,452
Wood Chip Carriers	Owned	12	521,020					12	521,020
Car Carriers	Owned	36	554,211			2	28,438	38	582,649
	Co-owned	2	12,942					2	12,942
Reefer Carriers	Owned	12	118,766					12	118,766
Tankers	Owned	24	4,417,111	1	258,019	2	361,807	25	4,520,899
	Co-owned	17	1,404,191	1	79,252			16	1,324,939
LNG Carriers	Owned					2	164,027	2	164,027
	Co-owned	23	666,605					23	666,605
Cruise Ships	Owned	2	13,417					2	13,417
Other	Owned	16	194,115					16	194,115
	Co-owned	3	5,025					3	5,025
Total	Owned	213	14,802,639	1	258,019	14	1,008,671	226	15,553,291
	Co-owned	51	2,439,621	1	79,252	3	35,831	53	2,396,200

4. Vessels under construction as of September 30, 2007 (on a consolidated basis)

Vessels under construction by the Company and its consolidated subsidiaries are as follows:

Type of vessel	Number of vessels	Kt (dwt)
Containerships (including semi-container ship)	31	1,802,418
Bulk Carriers (Capesize)	25	4,954,400
Bulk Carriers (Panamax and Handysize)	40	2,238,233
Wood Chip Carriers	10	544,800
Car Carriers	19	348,350
Tankers	12	1,998,600
LNG Carriers	2	145,820
Other	0	0
Total	139	12,032,621

5.Fleet in Operation as of September 30, 2007 (on a consolidated basis)

Type of vessel	Year ended March 31, 2007		Six months ended September 30, 2007		Change	
	Number of vessels	Kt (dwt)	Number of vessels	Kt (dwt)	Number of vessels	Kt (dwt)
Containerships (including semi-containership)	141	5,060,630	146	5,343,030	5	282,400
Bulk Carriers (Capesize)	115	16,414,219	115	16,705,680	0	291,461
Bulk Carriers (Panamax and Handysize)	161	7,390,512	167	7,915,990	6	525,478
Wood Chip Carriers	48	2,268,511	51	2,418,970	3	150,459
Car Carriers	115	1,724,406	116	1,964,837	1	240,431
Reefer Carriers	26	244,675	26	244,675	0	0
Tankers	73	12,347,425	74	12,030,706	1	-316,719
LNG Carries	24	1,705,469	27	1,954,308	3	248,839
Cruise Ships	3	21,577	3	21,577	0	0
Other	36	415,339	37	433,667	1	18,328
	742	47,592,763	762	49,033,440	20	1,440,677

6. Aircrafts in Operation as of September 30, 2007 (on a consolidated basis)

	Year ended March 31, 2007		Six months ended September 30, 2007		Change	
	Number of aircrafts	Maximum take-off weight (t)	Number of aircrafts	Maximum take-off weight (t)	Number of aircrafts	Maximum take-off weight (t)
Aircrafts	10	3,855	10	3,855	0	0

7. Number of employees as of September 30, 2007 (on a consolidated basis)

	Year ended March 31, 2007	Six months ended September 30, 2007	Change
Liner Trade	3,577	3,886	309
Bulk Shipping	1,432	1,522	90
Logistics	16,097	16,572	475
Terminal Harbor & Transport	5,314	5,998	684
Cruise	361	357	-4
Air Cargo Transportation	629	734	105
Real Estate	58	56	-2
Other	2,120	2,135	15
Corporate and elimination	284	311	27
Total	29,872	31,571	1,699

8. Containers in operation as of fiscal year-end (on a consolidated basis)

Six months ended September 30, 2006	Six months ended September 30, 2007	Change	Year ended March 31, 2007
614,033 TEU	678,434 TEU	64,401 TEU (10.49%)	604,669 TEU

9. Foreign exchange rate information (on a consolidated basis)

Exchange rate per US$1	Six months ended September 30, 2006	Six months ended September 30, 2007	Change	Year ended March 31, 2007
Average exchange rate during the period	115.26 ¥/US$	119.64 ¥/US$	¥4.38 Depreciation	116.91 ¥/US$
Exchange rate at the end of the period	117.90 ¥/US$	115.43 ¥/US$	¥2.47 Appreciation	118.05 ¥/US$

10. Bunker oil prices information (on a consolidated basis)

	Six months ended September 30, 2006	Six months ended September 30, 2007	Change	Year ended March 31, 2007
Bunker oil prices per metric ton	US$336.04/MT	US$349.89/MT	Up US$13.85	US$318.77/MT

11. Balance of interest-bearing debt at end of period (on a consolidated basis)

(In 100 million yen)

	Year ended March 31,2007	Six months ended September 30, 2007	Change	Six months ended September 30, 2006
Loans	7,024	7,461	437	6,351
Corporate bonds	1,883	2,483	599	1,891
Commercial paper	-	160	160	370
Total	8,907	10,104	1,197	8,613

END